EXHIBIT 99.1

TeliaSonera Sweden scraps per-minute charging for fixed telephony

STOCKHOLM, Sweden, June 17, 2004 (PRIMEZONE) -- TeliaSonera Sweden scraps per-minute charging for fixed telephony

TeliaSonera Sweden is scrapping per-minute charging for fixed telephony -- round the clock. The new offering, Telia Alltid, which costs SEK 65 per month, comes into force from Friday morning, both for calls to Telia customers and those with other operators.

This offering applies to all calls from home telephones to all fixed telephones in Sweden. For those subscribing to Telia Alltid, the per- minute charge is also being lowered from fixed telephones to mobile telephones by up to 26 percent, and up to 20 percent for overseas calls compared with Telia's basic price list. Telia Alltid is a development of Telia Fritid (Telia Freetime), launched in January.

"We know that fixed home telephones are important to our customers," says Marie Ehrling, President of TeliaSonera Sweden, "So we are developing existing offerings like Telia Fritid, and making it even simpler for customers to keep tabs on call charges whilst saving money because we are totally scrapping per-minute charges."

The offering is based on payment of a fixed monthly sum (SEK 65) in exchange for making calls round the clock with no per-minute charges. Significant in this context is the fact that the new offering applies not only when calling other Telia customers, but also includes calls to those with other operators. Telia is already offering Telia Fritid, for calls without per-minute charges at evenings and weekends. A connection charge of SEK 0.45 per call is charged in both offerings.

Today there are currently around 5.4 million fixed telephony subscriptions in Sweden. A survey carried out previously by TeliaSonera Sweden* shows that a lot of customers prefer fixed telephony to mobile telephony in many contexts. Of those asked, 54 percent stated that they preferred using a fixed telephone to say in touch with friends and family that they don't see very often. 90 percent preferred fixed telephony when making calls that were going to be long.

* Study carried out by the Cint survey company in December 2003. Number of respondents: 1,024.

Further information for journalists can be obtained from: Marie Ehrling, President, TeliaSonera Sweden, tel: +46-(0)8-713 58 30

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